Exhibit 1.1

Canaccord Adams, Inc. Wells Fargo Plaza 1000 Louisiana Street, 71st Floor Houston, TX 77002 T: 713-331-9901

Private & Confidential

June 25, 2008

Cano Petroleum, Inc.

Burnett Plaza

801 Cherry Street

Unit 25, Suite 3200

Fort Worth, Texas 76102-6882

Attention:	Mr. Jeff Johnson
Chief Executive Officer

Dear Mr. Johnson:

Re: “Bought Deal” Equity Financing

Canaccord Adams, Inc. (hereinafter referred to as the “Lead Underwriter” or “Canaccord”) and Canaccord Capital Corporation, on behalf of a syndicate of underwriters (collectively, the “Underwriters”), hereby offer, subject to the further terms and conditions herein set forth, to purchase from Cano Petroleum, Inc. (“Cano” or the “Corporation”) 7,000,000 common shares, $0.0001 par value (the “Common Shares”), and, at the election of the Lead Underwriter, up to an additional 1,050,000 Common Shares, at a price to be determined in accordance with the term sheet (“Term Sheet”) attached as Appendix “A.”  The 7,000,000 Common Shares are referred to as the “Firm Shares” and the 1,050,000 Common Shares are referred to as the “Optional Shares,” and together are referred to as the “Shares.”  The obligation of the Underwriters to purchase the Shares is subject to Cano obtaining all necessary regulatory approvals and is subject to the terms outlined in the attached Term Sheet and the following terms and conditions:

1.                                       This offer is open for acceptance by the Corporation until 3:25 p.m. (Central Standard Time) on June 25, 2008, unless otherwise withdrawn or extended by Canaccord Adams;

2.                                       The Underwriters have the right to conduct adequate due diligence, inquiries and investigations and to obtain satisfactory results therefrom and have the right to terminate this offer if such due diligence, inquiries and investigations identify a material adverse change which exists at the time of making this offer but which has not been disclosed to the public or which occurs after the time of making this offer and prior to closing of the Offering (“Closing”);

3.                                       Subject to certain terms and conditions, the Underwriters shall purchase 100% of the Firm Shares and 100% of any Optional Shares under this Offering and Canaccord will invite other underwriters (in the respecting percentages set forth in Appendix “B”) to purchase up to 50% of the overall aggregate Shares to be sold, provided that the failure of any other investment dealer to accept such invitation of Canaccord to syndicate shall not relieve the Underwriters of their obligations if the offer contained herein is accepted by the Corporation pursuant to paragraph 1.

4.                                       The execution of an underwriting agreement customarily used in transactions of a similar nature mutually satisfactory to the Corporation and the Underwriters.  Such underwriting agreement will include what are commonly referred to as “out clauses,” which activate in the event of a material adverse change or other situations.  The provisions of this agreement will be superseded in their entirety by such execution.

5.                                       In addition to any other remedies which may be available to the Underwriters, each of the Underwriters, or any of them, shall be entitled, at its option to terminate and cancel, without any liability on such Underwriters’ part, their obligations on or before Closing in the following circumstances:

If at any time prior to the Closing:

(a)                                  there shall have occurred any adverse material change in relation to the Corporation (or any of its subsidiaries) or a development in relation to the Corporation  (or any of its subsidiaries) that could reasonably be expected to result in an adverse material change in relation to the Corporation (or any of its subsidiaries) or to the price or value of the Common Shares;

(b)                                 there shall have occurred any change in the applicable securities laws of the United States or the administration or interpretation thereof, or any inquiry, investigation or other proceeding is made or any order is issued under or pursuant to any statute of the United States or any stock exchange in relation to the Corporation, any of its subsidiaries, any of its securities or any of its directors or senior officers, which, in the opinion of the Underwriters or any of them, acting reasonably, prevents or restricts trading in the Common Shares or the distribution of the Common Shares or adversely affects or might reasonably be expected to adversely affect the investment quality or marketability of the Common Shares;

(c)                                  if there should develop, occur or come into effect or existence, or be announced, any event, action, state, condition or major financial occurrence of national or international consequence, act of terrorism or any law or regulation which, in the sole opinion of the Underwriters or any of them, acting reasonably, materially adversely affects or involves, or will materially adversely affect or involve, the Canadian or U.S. financial markets or the business, operations or affairs of the Corporation and its subsidiaries;

(d)                                 there shall occur any change (actual, contemplated or threatened) or the Underwriters due diligence investigations shall identify or discover an event, fact or circumstance (actual, contemplated or threatened) which constitutes a change in the business, affairs (financial or otherwise), operations, assets, liabilities (contingent or otherwise), capital or ownership of the Corporation or any of its subsidiaries or the ability of the senior officers of any subsidiary of the Corporation to manage the Corporation or its subsidiaries which in the opinion of the Underwriters’ would reasonably be expected to have a material adverse effect on the market price or value of the Common Shares or the investment quality or marketability of the Common Shares;

(e)                                  there is announced any change or proposed change in the income tax laws of the United States or the interpretation or administration thereof and such change, in the opinion of an Underwriter, may prevent or operate to prevent or restrict the distribution of, or trading in, the Common Shares or the trading in any other securities of the Corporation or, in the sole opinion of an Underwriter, acting reasonably, seriously adversely affects or will seriously adversely affect the financial markets or the business, operations or affairs of the Corporation or its subsidiaries;

(f)                                    any order to cease or suspend trading in the Common Shares, or prohibiting or restricting the distribution of the Common Shares is made or proceedings are announced or commenced for the making of any such order by any Securities Commission, the American Stock Exchange or other competent authority and has not been rescinded, revoked or withdrawn;

(g)                                 the Corporation fails to obtain any required regulatory or shareholder approval in connection with the Offering, including, without limitation, the approval of the American Stock Exchange relating to the listing of the Common Shares;

(h)                                 the Corporation or any of its subsidiaries shall be in breach of, default under or non-compliance with any representation, warranty, term or condition of this Agreement, the underwriting agreement or any other document to be delivered pursuant thereto, in any material respect;

(i)                                     the Underwriters shall become aware of any material information with respect to the Corporation or any of its subsidiaries which had not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof and which in the sole opinion of the Underwriters or any one of them, acting reasonably, could be expected to have a material adverse effect on the market price of the Common Shares;

the Underwriters, or any of them, shall be entitled to terminate and cancel their obligations to the Corporation by written notice to that effect given to the Corporation prior to the Closing.

6.                                       Upon acceptance, the Corporation agrees to immediately inform the American Stock Exchange of the contemplated transaction and request that trading in the Common Shares be halted, if necessary, to allow proper dissemination of the transaction through a press release to be released upon notification of the American Stock Exchange. The Corporation shall prepare a press release announcing the Offering and the Lead Underwriter will be entitled to release the press release following the Corporation’s execution of this agreement at a time chosen by the Lead Underwriter.  In addition, the Corporation agrees to provide the Lead Underwriter with drafts of all press releases for review, prior to publication, from the date hereof until Closing;

7.                                       The Corporation will not offer or issue or enter into an agreement to offer or issue any Common Shares or securities convertible or exchangeable into Common Shares, excluding any options or Common Shares eligible to be issued under the Corporation’s existing stock option plan, for a period of 90 days following the Closing without the consent of the Lead Underwriter, which consent shall not be unreasonably withheld;

8.                                       The Corporation will be responsible for all reasonable expenses of the Offering and all reasonable expenses of the Underwriters, including the fees and disbursements of the Underwriters’ legal counsel, whether or not the financing herein contemplated is completed.

9.                                       Receipt of all necessary regulatory, shareholder and stock exchange approvals having been obtained on or before the Closing;

10.                                 The Corporation agrees to protect and indemnify the Underwriters and their directors, officers, employees and agents (collectively the “Indemnified Parties”) on substantially the terms set forth in Schedule “C”; and

11.                                 This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts without regard to the conflicts of law provisions thereof.

If the foregoing is acceptable, please indicate your agreement to the above terms and conditions, by signing two copies of this agreement in the space provided below and returning one fully-executed copy to us.

Yours very truly,

CANACCORD CAPITAL CORPORATION

By:	/s/ Jamie Brown
Jamie Brown
Managing Director

CANACCORD ADAMS, INC.

By:	/s/ Christian Gibson
Christian Gibson
Principal - Investment Banking

The foregoing is in accordance with our understanding and is accepted and agreed to by us this 25th  day of June, 2008.

CANO PETROLEUM, INC.

By:	/s/ Jeff Johnson
Mr. Jeff Johnson
Chief Executive Officer

Appendix “A”

TERM SHEET

Issuer:	Cano Petroleum, Inc. (the “Corporation”).

Firm Shares:	7,000,000 common shares, $0.0001 par value (“Common Shares”)

Optional Shares:	1,050,000 Common Shares (30 day option)

Offering Type:	Firm Commitment

Market Reference Price:	Today’s closing price of $8.24 on the American Stock Exchange.

Underwriting Discount:	6.0% less than the Market Reference Price

Use of Proceeds:

The net proceeds from the offering for general corporate purposes, including without limitation, reduction of outstanding indebtedness or other corporate obligations, capital expenditures and for working capital.

Selling Jurisdictions:

The offering is being made as part of an effective shelf registration statement (Form S-3) (File No. 333-148053) that the Corporation has filed with the United States Securities and Exchange Commission. The Common Shares may be sold both in and outside the United States and in such other jurisdictions Lead Underwriter and the Corporation may agree (the “Selling Jurisdictions”).

Lead Underwriter:	Canaccord Adams

Conditions:

Subject to, among other things, a mutually satisfactory underwriting agreement incorporating, among other things, the usual termination clauses: disaster, absence of undisclosed material facts, material adverse change and inquiry and investigation; receipt of favorable legal opinions, comfort letters and the opportunity to conduct due diligence.

Closing Date:	July 1, 2008 or such other date as is mutually agreed upon by the Corporation and Canaccord Adams.

Appendix “B”

POTENTIAL ADDITIONAL UNDERWRITERS

Name	Pro Rata Shares
Natexis Bleichroeder Inc.	1,400,000
Broadpoint Securities Group, Inc.	1,050,000
Coker & Palmer Inc.	1,050,000

Appendix “C”

INDEMNITY

Form of indemnity to be given to Canaccord Adams and a syndicate of underwriters to be formed (collectively, the “Underwriters”):

CANO PETROLEUM, INC. (the “Indemnitor”) agrees to indemnify and hold harmless each of the Underwriters and their affiliates, their respective directors, officers, employees, partners, agents and each other person, if any, controlling an Underwriter or any of its affiliates (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”), to the full extent lawful, from and against any and all expenses, losses, claims, actions, damages and liabilities, joint or several, (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party but not including any amount for lost profits) to which any Indemnified Party may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, actions, damages or liabilities relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the performance of professional services rendered to the Indemnitor by the Underwriters in relation to the Offering (as defined in the letter agreement between the Indemnitor and Canaccord dated June 25, 2008 (the “Letter Agreement”)).

Notwithstanding the foregoing, this indemnity shall not apply to the extent that: (I) a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such expenses, losses, claims, actions, damages or liabilities to which the Indemnified Party may be subject were caused by the bad faith, negligence or willful misconduct of the Indemnified Party or breach or non-compliance by it with applicable laws, regulations or published policies of any applicable securities regulatory authority, stock exchange or self-regulatory body; or (ii) the actions in respect of which indemnity is sought involve a breach by the Underwriters of the terms of this agreement.

If for any reason (other than determinations as to any of the events referred to in the second paragraph of this indemnity) the foregoing indemnification is unavailable to any Indemnified Party or insufficient to hold any Indemnified Party harmless, the Indemnitor shall contribute to the amount paid or payable by any Indemnified Party as a result of such expense, loss, claim, action, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and any Indemnified Party on the other hand but also the relative fault of the Indemnitor, any Indemnified Party as well as any relevant equitable considerations; provided that the Indemnitor shall in any event contribute to the amount paid or payable by any Indemnified Party as a result of such expense, loss, claim, action, damage or liability the excess of such amount over the amount of the fees received by the Underwriters under this agreement.

The Indemnitor agrees that, in respect of any matter for which indemnity may be sought against the Indemnitor, in case any legal proceeding shall be brought against the Indemnitor and/or any Indemnified Party by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, shall investigate the Indemnitor and/or any Indemnified Party shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the Letter Agreement, the engagement of the Underwriters thereunder, or the performance of professional services rendered to the Indemnitor by an Indemnified Party thereunder, such Indemnified Party shall have the right to employ its own counsel in connection therewith, and (except as provided below) the reasonable fees and expenses of such counsel and out-of-pocket expenses incurred by such Indemnified Party in connection therewith shall be paid by the Indemnitor as they occur.

Promptly after receiving notice of an action, suit, proceeding or claim against any Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, such Indemnified Party will notify the Indemnitor in writing of the particulars thereof, will provide copies of all relevant documentation to the Indemnitor and, unless the Indemnitor assumes the defense thereof, will keep the Indemnitor advised of the progress thereof and will discuss all significant actions proposed.  The omission so to notify the Indemnitor shall not relieve the Indemnitor of any liability which the Indemnitor may have to any Indemnified Party except only to the extent that any such delay in or failure to give notice as herein required prejudices the defense of such action, suit, proceeding, claim or investigation or results in any material increase in the liability which the Indemnitor would otherwise have under this indemnity had the Indemnified Party not so delayed in or failed to give the notice required hereunder.

The Indemnitor shall be entitled, at its own expense, to participate in and, to the extent it may wish to do so, assume the defense thereof, provided such defense is conducted by experienced and competent counsel acceptable to the Indemnified Party acting reasonably.  Upon the Indemnitor notifying the Indemnified Party in writing of its election to assume the defense and retaining counsel, the Indemnitor shall not be liable to any Indemnified Party for any legal expenses subsequently incurred by them in connection with such defense.  If such defense is assumed by the Indemnitor, the Indemnitor throughout the course thereof will provide copies of all relevant documentation to the Indemnified Party, will keep the Indemnified Party advised of the progress thereof and will discuss with the Indemnified Party all significant actions proposed.

Notwithstanding the foregoing paragraph, any Indemnified Party shall have the right, at the Indemnitor’s expense, to employ counsel of such Indemnified Party’s choice, in respect of the defense of any action, suit, proceeding, claim or investigation if: (i) the employment of such counsel has been authorized by the Indemnitor in writing; or (ii) the Indemnitor has not assumed the defense and employed counsel therefor within a reasonable time after receiving written notice of such action, suit, proceeding, claim or investigation; or (iii) counsel retained by the Indemnitor or the Indemnified Party has advised the Indemnified Party and the Indemnitor in writing that representation of both parties by the same counsel would be inappropriate because there may be legal defenses available to the Indemnified Party which are different from or in addition to those available to the Indemnitor (in which event and to that extent, the Indemnitor shall not have the right to assume or direct the defense on the Indemnified Party’s behalf) or that there is a conflict of interest between the Indemnitor and the Indemnified Party or the subject matter of the action, suit, proceeding, claim or investigation may not fall within the indemnity set forth herein (in either of which events the Indemnitor shall not have the right to assume or direct the defense on the Indemnified Party’s behalf).

No admission of liability and no settlement of any action, suit, proceeding, claim or investigation shall be made without the consent of the Indemnified Parties affected, such consent not to be unreasonably withheld.  No admission of liability shall be made and the Indemnitor shall not be liable for any settlement of any action, suit, proceeding, claim or investigation made without its consent, such consent not to be unreasonably withheld.  The Indemnitor agrees to waive any right it may have of first requiring any Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity.

The indemnity and contribution obligations of the Indemnitor hereunder shall be in addition to any liability which the Indemnitor may otherwise have, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnitor, and any Indemnified Party.  The foregoing provisions shall survive the completion of professional services rendered under the Letter Agreement and this agreement or any termination of the authorization given by the Letter Agreement or this agreement.